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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K/A

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For June 1, 2002—November 30, 2002

CARDIOME PHARMA CORP.
(formerly NORTRAN PHARMACEUTICALS)
(Translation of Registrant's name into English)

3650 Wesbrook Mall
(Address of principal executive offices)

Vancouver, British Columbia, V6S 2L2, CANADA

CIK# 0001036141 FILE NO. 0-29338

        [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or For 40-F]

          Form 20-F    ☒        Form 40-F    ☐

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange act of 1934.]

          Yes    ☒        No    ☐

Explanatory Note:  The purpose of this Form 6-K/A is to amend Exhibit 4 and Exhibit 14 to the company's Form 6-K for the period June 1, 2002—November 30, 2002 which was filed on December 11, 2002. The amended versions of Exhibit 4 and Exhibit 14 are included herein.

FORM 6-K/A
TABLE OF CONTENTS

Exhibit 4	Interim Financial Statements for Quarter Ended May 31, 2002
Exhibit 14	Interim Financial Statements for Quarter Ended August 31, 2002

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

CARDIOME PHARMA CORP. (REGISTRANT)
Date: April 29, 2003
	By:	/s/ CHRISTINA YIP Christina Yip Vice President, Finance and Administration

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FORM 6-K/A TABLE OF CONTENTS
SIGNATURES